













After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL
STUDIOS

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·

✕   ⋮

GAUGING INTEREST. We are releasing a movie
called *After Death* and partnering with Angel
Studios for theatrical distribution.

We are not accepting funds at this time but are
gauging interest to see who would be interested
in investing in the launch of *After Death* if we
opened a crowdfunding investment.

Check out the trailer and the potential
investment opportunity 🔗 angel.com/after

****

Legal made us say this last part: (1) no money
or other consideration is being solicited, and if
sent, will not be accepted; (2) no offer to buy the
securities can be accepted and no part of the
purchase price can be received until the offering
statement is filed and only through an
intermediary's platform; (3) a prospective
purchaser's indication of interest is non-binding.



angel.com/after
**Get Notified if the
Investment Goes Live**

Learn more

 Like    Comment    Share

 **After Death Movie**
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Get Notified if the Investment Goes Live   Learn more

 Like    Comment    Share









After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·    ✕   ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Get Notified if the Investment Goes Live   Learn more

👍 Like   💬 Comment   ↪ Share
















After Death Movie
Sponsored

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share













After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



These tragic losses

angel.com/after

Get Notified if the Investment Goes Live

[Learn more]







After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

The movie is already made

angel.com/after

Get Notified if the Investment Goes Live

Learn more









After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

That means you can see a return on investment

angel.com/after

Get Notified if the Investment Goes Live

Learn more









After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

angel.com/after

Get Notified if the Investment Goes Live

Learn more

 **After Death Movie**
Sponsored ·

✕ ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Experiences Worth Dying For.

Learn more

 Like    Comment    Share

  

 















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL

angel.com/after
The End Is Just the Beginning.

Learn more

Like Comment Share















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL

angel.com/after
Did They Solve Life's Greatest Mystery?

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·    ✕   ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity 🔜 angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
They All Died. They All Came Back.   [**Learn more**]

 Like    Comment    Share









After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL

angel.com/after
The Search for Answers Begins Here.

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·



GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Dying Isn't a Once in a Lifetime Experience.

[Learn more]

 Like    Comment    Share

 **After Death Movie**
Sponsored ·

✕   ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
The Unknown Will Be Unveiled.

[Learn more]

👍 Like   💬 Comment   ↪ Share

 **After Death Movie**
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Only a Few Know the Truth.

Learn more

 Like    Comment    Share

 **After Death Movie**
Sponsored ·     ✕   ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
Some Saw Light. Others Saw Darkness. All of Them   **Learn more**

 Like    Comment    Share

 **After Death Movie**
Sponsored ·

✕ ⋮

Based on the work of six New York Times bestselling authors, *After Death* explores the great unknown: what happens after we die.

Hear from survivors of near death experiences as they recount what they saw, what they learned, and how it changed them forever.

Check out the trailer for *After Death* and the potential investment opportunity ➡️
angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
The End Is Just the Beginning

[Learn more]

 Like    Comment    Share

 **After Death Movie**
Sponsored ·     ✕   ⋮

After Death depicts the data of scientists who have studied and recorded stories of those who have died and come back to life.

Hear their jaw-dropping findings in Angel Studios' new film which attempts to answer one of life's greatest mysteries.

Check out the trailer for *After Death* and the potential investment opportunity ➡️
angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
The End Is Just the Beginning   [**Learn more**]

 Like    Comment    Share









After Death Movie
Sponsored ·

After Death focuses on the faith-building stories of those who have died and come back to life. One thing is clear: Each one of them experienced something miraculous.

Some saw light, some saw darkness, they all came back and were changed forever. Witness their true accounts on the big screen!

Check out the trailer for *After Death* and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH

angel.com/after
The End Is Just the Beginning

Learn more

Like Comment Share















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share















After Death Movie
Sponsored ·

Did you know that in the past 20 years belief in the afterlife has dropped by 20%? *After Death* tells a different story.

This new film from Angel Studios tells the true stories of people who have witnessed life after death. See how their experiences changed their lives forever.

Check out the trailer for *After Death* and the potential investment opportunity ➡️ angel.com/after

(Source: Gallup, 2003)

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER

angel.com/after
The End Is Just the Beginning

Learn more

Like Comment Share















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·

✕ ⋮

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



angel.com/after
**Get Notified if the
Investment Goes Live**

Learn more

 Like    Comment    Share















After Death Movie
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****
Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

AFTER
DEATH
ANGEL

angel.com/after
Get Notified if the Investment Goes Live

Learn more

Like Comment Share

 **After Death Movie**
Sponsored ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



THE END IS ONLY THE BEGINNING

AFTER DEATH

ANGEL
STUDIOS

angel.com/after
Get Notified if the Investment Goes Live   Learn more

 Like    Comment    Share







Stephen Gray
Director
as they seek to find answers

ANGEL.COM/AFTER

Get Notified if the Investment Goes Live

After Death is a feature-length documentary that explores one of life'...

Learn more

After Death Movie

August 18 at 10:58 PM ·

GAUGING INTEREST. We are releasing a movie called *After Death* and partnering with Angel Studios for theatrical distribution.

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the launch of *After Death* if we opened a crowdfunding investment.

Check out the trailer and the potential investment opportunity ➡️ angel.com/after

****

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

 **After Death Movie**
August 8 at 9:15 AM · 🌐



After Death explores one of life's biggest mysteries — "what happens when we die?" with New York Times bestselling authors, doctors, scientists, and survivors. Our movie hits theatres October 27th and we want to invite you to become a part of it! 🎬👉
https://www.angel.com/after/

#AfterDeathMovie #AngelStudios

LIFE AFTER LIFE
90 MINUTES IN HEAVEN
TO HEAVEN AND BACK
IMAGINE HEAVEN
EVIDENCE OF THE AFTERLIFE

After Death explores one of life's biggest mysteries, what happens when we die.



👍❤️ 83   16 comments 112 shares

👍 Like   💬 Comment   ↪ Share

 Write a comment...


JOHN BURKE
NY TIMES BESTSELLING AUTHOR
"IMAGINE HEAVEN"

afterdeathmovie
Original audio

afterdeathmovie After Death explores one of life's biggest mysteries — "what happens when we die?" with New York Times bestselling authors, doctors, scientists, and survivors. https://www.angel.com/after/

#AfterDeathMovie #AfterDeath #AngelStudios

3w

hellotmrw Unbelievably excited 🙌🙌🙌
3w 2 likes Reply

View replies (1)

asiatica_tropical Q emocionante! 🙌🙌🔥❤️
2w 1 like Reply

View replies (1)

stephen.jb.gray Looking forward to this movie hitting theatres October 27th!
3w 6 likes Reply

View replies (1)

tjcasas77 I can't wait! These experiences saved me!
2w 1 like Reply

View replies (1)

risetalentmgmt I would be very interested in investing in this powerful and needed film. Please let me know who I would need to contact for more info.
1w 1 like Reply

View replies (1)

113 likes
AUGUST 7

Add a comment... Post

 **After Death Movie** @afterdeathfilm · Aug 7  ...

After Death explores one of life's biggest mysteries — "what happens when we die?" with New York Times bestselling authors, doctors, scientists, and survivors. angel.com/after/ @AngelStudiosInc #AfterDeathMovie



2:06

    2    6    153